SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

USANA Health Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90328M107

(CUSIP Number)

Dr. Myron W. Wentz
c/o USANA Health Sciences, Inc.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Gull Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,985,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,985,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,985,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION St. Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,985,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,985,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,985,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

This Amendment No. 9 (this “Amendment No. 9”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 by Myron W. Wentz (“Dr. Wentz”) and certain other reporting persons named therein, and amended by Amendment No. 1 thereto filed on May 22, 2018, Amendment No. 2 thereto filed on June 1, 2018, Amendment No. 3 thereto filed on August 7, 2018, Amendment No. 4 thereto filed on October 2, 2018, and Amendment No. 5 thereto filed on February 11, 2020, Amendment No. 6 filed on May 7, 2020, Amendment No. 7 filed on August 24, 2020, and Amendment No. 8 thereto filed on March 11, 2011, by Dr. Wentz and Gull Global Limited (“Gull Global”) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Shares” or “Common Stock”), of USANA Health Sciences, Inc., a Utah corporation. This Amendment No. 9 reflects changes to items 5 and 7 of the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D as amended prior to this Amendment No. 9.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       Gull Global is the direct beneficial owner of 7,985,743 Shares, constituting approximately 39.9% of the outstanding Shares, based on 20,012,274 Shares outstanding as of August 6, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 11, 2021 (and which constituted approximately 39.46% of the outstanding Shares, based on 20,236,693 Shares outstanding as of May 7, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2021). Dr. Wentz is deemed to be the beneficial owner of the 7,985,743 Shares, constituting approximately 39.9% of the outstanding Shares, held by Gull Global (and which constituted approximately 39.46% of the outstanding Shares, based on 20,236,693 Shares outstanding as of May 7, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on May 11, 2021). The increases in the percentage of Shares beneficially owned by the Reporting Persons that are reported on this Amendment No. 9 are due to decreases in the total number of Shares outstanding as a result of share repurchases by the Issuer.

(b)       The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.

(c)       Neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Item 2 of the Schedule 13D, has effected any other transactions in the Common Stock during the 60-day period prior to the date of this Amendment No. 9 or May 11, 2021.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding reference to the following exhibit filed with this Amendment No. 9:

Exhibit 1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 9 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 12, 2021

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact